UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 4, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60153**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
September 4, 2002

Item 5. Other Events

On September 4, 2002, First Midwest Bancorp, Inc. issued a press announcing leadership succession. This press release, dated September 4, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated September 4, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Sales of Equity Securities Pursuant to Regulation S

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: September 4, 2002	/s/ MICHAEL L. SCUDDER
	Michael L. Scudder
	Executive Vice President

Exhibit 99

[LOGO]

News Release

FOR IMMEDIATE RELEASE

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

CONTACT: James M. Roolf
(815) 774-2071

TRADED: Nasdaq

SYMBOL: FMBI

Barbara E. Briick
(630) 875-7459
www.firstmidwest.com

FIRST MIDWEST ANNOUNCES LEADERSHIP SUCCESSION

ITASCA, IL, SEPTEMBER 4, 2002 – The Board of Directors of First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that John M. O'Meara, the Company's President and Chief Operating Officer, will assume the position of Chief Executive Officer effective January 1, 2003, succeeding Robert P. O'Meara who will retire at year end.

John O'Meara, 56, has served as the Company's Chief Operating Officer since 1993 and, in addition, as Chief Executive Officer of First Midwest Bank since 1995 when the Company's then four bank subsidiaries were merged to form the Bank, a position he will continue to fill.

Bob O'Meara, 65 next month, has been the Company's Chief Executive Officer since 1987 and before that its Chief Operating Officer dating to the Company's formation in 1983. Bob will continue to be associated with the Company in the capacity of Chairman of the Board of Directors.

A spokesman for the Board said, "based upon his significant contributions to the Company's successes to date, the Board is confident that no one is better qualified and suited than John to lead First Midwest going forward. Bob and John have worked long and closely both together and with the Board ensuring that the succession will be smooth and seamless. The Board thanks Bob for his leadership and the success the Company has enjoyed during his tenure and is pleased with his continuing association as Chairman of the Board."

Active in a number of civic organizations, John O'Meara holds an undergraduate degree from the University of Notre Dame and an M.B.A. from Northwestern University's Kellogg School of Management.

The O'Meara brothers have been associated in banking for more than 30 years almost all of which has been with either the Company or its predecessor banks. Each was heavily involved in the formation of the Company and has served as a member of its Board of Directors since it became a public company in 1983.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 69 offices located in more than 40 communities primarily in northern Illinois.

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